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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Response)
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1.   Name and Address of Reporting Person*

     Apollo Investment Fund IV, L.P.
     (see attached)
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   (Last)                            (First)              (Middle)

     Two Manhattanville Road
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                                    (Street)

     Purchase                           NY                  10577
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     12/23/98
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     CD Radio Inc. ("CDRD")
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5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)

     1/4/99
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7. Individual or Joint Group Filing (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


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

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
                                                                     Page 1 of 4
(Form 3-07/98)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Series A Preferred
Stock, par value
$.001  1/ 2/             Present   11/15/11       Common Stock         4,500,000 1/ 2/    $30.00            (D)
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Series B Preferred
Stock Put (obligation
to buy)  3/              3/        9/30/99  3/    Common Stock  3/     2,166,667 3/       $30.00            (D)
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
Explanation of Responses:

1/ The amount reported relates to 1,350,000 shares of Series A Preferred Stock of CD Radio Inc. (the "Company") which are convertible into 4,500,000 shares of Common Stock of the Company. This amount includes 68,731 shares of Series A Preferred Stock owned by Apollo Overseas Partners IV, L.P. ("Overseas IV") which are convertible into 229,103 shares of Common Stock.

2/ Apollo Advisors IV, L.P. ("Advisors), the managing general partner of Apollo Investment Fund IV, L.P. ("AIF IV"), is also the managing general partner of Overseas IV. Apollo Capital Management IV, Inc. ("Capital Management IV") is the general partner of Advisors IV. Leon D. Black and John J. Hannan are the directors and principal executive officers of Capital Management IV. Apollo Management IV, L.P. ("Management IV") serves as manager to AIF IV and to Overseas IV. AIF IV Management, Inc., ("AIF IV Management") is the general partner of Management IV. Each of Advisors, AIF IV, Overseas IV, Capital Management IV, Management IV, AIF IV Management and Messrs. Black and Hannan and their respective affiliates disclaims beneficial ownership of all shares of the Company in excess of their respective pecuniary interests, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, any such securities for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

3/ Pursuant to that certain Stock Purchase Agreement, dated as of November 13, 1998, by and among the Company and AIF IV and Overseas IV (the "Purchasers"), the Purchasers have granted to the Company an option to require the Purchasers to purchase, subject to certain conditions, including there being no material adverse changes in or prospectively affecting the business, management or condition, financial or otherwise, of the Company and its subsidiaries, taken as a whole, at any time before September 30, 1999, for an aggregate purchase price of $65,000,000 an aggregate of 650,000 shares of Series B Preferred Stock, par value $.001, of the Company. If sold to the Purchasers, the 650,000 shares of Series B Preferred Stock would be convertible at any time into 2,166,667 shares of Common Stock of the Company at any time prior to November 15, 2011.


          APOLLO INVESTMENT FUND IV, L.P.

            By:  APOLLO ADVISORS IV, L.P., its General Partner

                 By:  APOLLO CAPITAL MANAGEMENT IV, INC., its General Partner


                 /s/ Michael D. Weiner                      November 9, 1999
                 -------------------------------            --------------------
                 **Signature of Reporting Person             Date
                   Name:  Michael D. Weiner
                   Title: Vice President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            Joint Filer Information


Name:       Apollo Overseas Partners IV, L.P.

Address:    c/o Apollo Advisors IV, L.P.
            Two Manhattanville Road
            Purchase, New York  10577

Designated Filer:  Apollo Investment Fund IV, L.P.


Issuer & Ticker Symbol CD Radio, Inc. ("CDRD")

Date of Event Requiring Statement: 12/23/98

Signature:  APOLLO OVERSEAS PARTNERS IV, L.P.

            By:  Apollo Advisors IV, L.P., general partner
            By:  Apollo Capital Management IV, Inc., general partner



            By:   /s/ Michael D. Weiner
                  --------------------------------
            Name:   Michael D. Weiner
            Title:  Vice President

                            Joint Filer Information


Name:       Apollo Advisors IV, L.P.

Address:    Two Manhattanville Road
            Purchase, New York  10577

Designated Filer: Apollo Investment Fund IV, L.P.

Issuer & Ticker Symbol CD Radio, Inc. ("CDRD")

Date of Event Requiring Statement: 12/23/98

Signature:  APOLLO ADVISORS IV, L.P.

            By:  Apollo Capital Management IV, Inc., general partner


            By:   /s/ Michael D. Weiner
                  --------------------------------
            Name:   Michael D. Weiner
            Title:  Vice President